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                     U.S. SECURITIES AND EXCHANGE COMMISSION



                             WASHINGTON, D.C. 20549



                                   FORM 12b-25



                           NOTIFICATION OF LATE FILING


SEC File Number:  0-11625
CUSIP Number:  595073107 Common Stock


[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended: March 31, 1999

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended: Not Applicable

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


Part I - Registrant Information

Full Name of Registrant: Microfluidics International Corporation

Former Name if Applicable: Not Applicable

Address of Principal Executive Office:
30 Ossipee Road
Newton, Massachusetts 02464-9101


Part II - Rules 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)



[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject Form 10-Q will be filed on or before May 24, 1999, the fifth calendar day following May 17, 1999, the prescribed due date;

[ ]  (c) The accountant's statement or other exhibit required by Rule
         12b-25(c) has been attached if applicable.


Part III - Narrative


     The Registrant could not file its annual report on Form 10-Q for the period ended March 31, 1999 on the prescribed filing date for the following reasons:
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     The Registrant recently entered into an agreement to refinance certain debt with an existing lender and will disclose material information regarding the new financing in its Form 10-Q. The Registrant is unable, without unreasonable effort or expense, to sufficiently disclose the terms of the agreement relating to such financing by the filing deadline. Management believes that it will be able to sufficiently disclose the terms of the refinancing and file its Form 10-Q within five days after the filing deadline.


Part IV - Other Information

     (1) Name and telephone number of person to contact in regard to this notification:

Michael A. Lento, President and Treasurer        (617) 969-5452
-----------------------------------------        --------------
  (Name)                  (Tel. No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X]Yes  [ ] No


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes  [ ] No


     The Registrant anticipates that it will report a net loss of approximately $629,000, for the quarter ended March 31, 1999 compared to net income of approximately $4,000 for the quarter ended March 31, 1998. Financial results for the quarter ended March 31, 1999 were negatively impacted primarily by a significant decrease in sales revenue and an increase in losses from operations as compared to the quarter ended March 31, 1998. A more detailed discussion of results of operations will be included in the Management's Discussion and Analysis of Financial Condition and Results of Operations in the Form 10-Q to be filed.
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     Microfluidics International Corporation has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

     Dated this 18th day of May, 1999


                                 MICROFLUIDICS INTERNATIONAL CORPORATION



                                 By  /s/ Michael A. Lento
                                     ---------------------

                                     Michael A. Lento

                                     Its President and Treasurer